SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR AGM CALLS FOR EU ACTION TO REFORM EUROPE'S ATC TO END STRIKES AND DELAYS

Promote ATC competition and end failed ATC monopolies

Ryanair today (22nd Sept) at its AGM called on the EU Commission to take action to reform Europe's (national monopoly) ATC providers, and open them up to competition in order to improve passenger service and end the strikes which have caused unnecessary flight delays all summer, in particular within French, German, Spanish and UK airspace.

Ryanair condemned the failure of European Governments and their ATC to reform or end the repeated strikes, no shows, and work to rules which have delayed thousands of flights for millions of passengers across Europe.  These slot delays could be avoided if the EU's ATC providers were properly rostered and properly managed, instead of being run as bloated, inefficient state owned bureaucracies.  European ATC's are a vital service which should not be allowed to go on strike.  If they do, then European Governments should replace them with military and other substitutes in order to keep Europe's vital airspace open and running efficiently.

It's time for Europe to take similar action as Ronald Reagan did in the early 1980's when U.S. Air Traffic Controllers went on strike (he sacked and replaced them).  Europe's national ATC providers should be deregulated and allowed to compete against each other.  If, for example, the French go on strike, then the British or the Spanish should be allowed to manage French airspace to prevent flights being cancelled or delayed and consumers being blackmailed or held to ransom.

Ryanair's Michael O'Leary said today:

"The U.S. ATC service is far more efficient, cheaper and causes far fewer delays than Europe's mismanaged, unproductive ATC providers.  Europe's airlines and passengers have suffered all summer long, while the German, French and Spanish ATC's, have either gone on strike, failed to show up for work, or when at work, insist on applying ludicrous work to rule practices which impose totally  unnecessary flight delays and penalties on Europe's airlines and passengers.

"The European Commission and Parliament keep banging on about passenger rights during  flight delays, when in reality most of this summer's flight delays have been caused by European Governments abject failure to manage their ATC services, with the result that Europe's airlines and passengers are blackmailed by ATC strikes, go slows and the feeble management which runs Europe's national ATC monopolies.

"These inefficient national ATC monopolies should now be opened up to competition (in the same way Europe's airlines were deregulated 20 years ago).  We must allow the best and most efficient ATC providers to offer their services across Europe.  This will ensure that Europe's airlines and passengers are no longer held to ransom by striking ATC bureaucrats who think they can simply "no-show", strike or  work to rule, whenever it suits them, regardless of the impact of their actions on customer airlines or passengers.  We must now let competition succeed where these ATC monopolies have failed."

Ends.

22nd September, 2010

For further information  please contact:                       Stephen McNamara                   Joe Carmody
                                                                                               Ryanair Ltd                                 Edelman
                                                                                               Tel: +353-1-8121212                Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 22 September 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary